Exhibit 99.1

Vision Marine Technologies Completes Production Contract for Marine Batteries with Neogy

Montreal, Canada, November 21, 2022 – Vision Marine Technologies (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global leader and innovator in electric transition of the recreational boating industry, is pleased to announce it has executed a production contract with Neogy, a division of Groupe Startec Energy, a French manufacturer of specialized batteries and systems.

The production contract provides for Vision Marine’s initial purchase of 240 of Neogy’s customized batteries, which have been designed to the specifications of Vision Marine. The first installment of batteries will be delivered immediately, with the final installment set for delivery by spring 2023. The batteries will be installed in 120 full systems for Vision Marine’s E-Motion™ 180E propulsion system being offered to OEMs. The high voltage, high density, lightweight batteries enable the E-Motion™ 180E to perform at optimal functionality.

Vision Marine’s CEO and co-founder Alex Mongeon stated, “We have entered into this contract with Neogy in anticipation of the commencement of commercial production of our E-Motion™ 180E powertrain system, with such deliveries projected to commence in mid-2023. Neogy has given Vision Marine tremendous support throughout the past year, and we are very excited to expand our relationship with them.”

Global market leader Groupe Beneteau, along with Vision Marine, debuted the 2023 Four Winns H2E runabout powerboat, its first product offering of their seminal partnership. Beneteau has publicly stated that it expects deliveries of the H2E to commence in spring 2023, in addition to working on the production of other electric models across its brand portfolio in partnership with Vision Marine.

"We are excited to be working alongside Neogy and its technical team for the development of our new fully customized high voltage battery for the E-Motion™ 180E powertrain system. This signed production contract will allow us to equip boats to be in production before next summer. It is the final result of a long term co-working relationship, and I cannot wait to receive our first certified batteries,” stated Xavier Montagne, Vision Marine’s CTO and COO.

"We are proud to gather all the expertise of the divisions of the Startec Energy industrial group around a high added value joint project contributing to accelerate the electrification of the nautical and leisure fields. With Vision Marine Technologies, Startec Energy intends to build a relationship of trust for a long-term partnership. Our teams and I are looking forward to equipping their boats!” Thomas Debuisser, CEO.

About Neogy

Neogy® has more than 20 years of experience in the design and production of high-performance intelligent batteries from 100 Wh to several MWh. The company has a wide range of applications, both stationary and on-board: industrial, medical, automotive, defense, aeronautics, space, etc.

Neogy® is part of the French technology group Startec Energy®, which is committed to the energy transition. Neogy® capitalizes on the expertise of the companies with which it shares its premises: Clairitec® and BMS PowerSafe®.

Clairitec is an electronic engineering specialized for more than 20 years in the design and manufacturing of graphic displays, and in particular in programmable smart displays, as well as in energy conversion electronics. As generalist design office above all, Clairitec has also developed its own brand of smart chargers under the name of Selfenergy, a brand that specializes in energy conversion and has its own design team.

BMS PowerSafe benefits from more than 20 years of experience in the design and production of Battery Management Systems (BMS), intelligent core essential for the proper functioning, the life span and safety of lithium batteries. French leader in its field, BMS PowerSafe offers Neogy expertise enabling it to design ever safer and more efficient battery packs.

Gathered under Startec Energy, all the expertise of the group's divisions is complementary to bring the most added value to each project.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses the benefits of the production contract with Neogy and the expected commercial launch of its products, it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (“SEC”) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

www.visionmarinetechnologies.com